Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Wisconsin Energy Corporation

Filer’s Commission File No.: 001-09057

Subject Company: Integrys Energy Group, Inc.

Commission File No.: 1-11337

Date: August 14, 2014

The following is a presentation used by J. Patrick Keyes, Executive Vice President and Chief Financial Officer, at an investor conference on August 14, 2014.

Kohler August 2014 Wisconsin Energy Acquisition of Integrys Energy Group

Cautionary Statement Regarding Forward-Looking Information This presentation contains certain forward-looking statements with respect to the financial condition, results of operations and business of Wisconsin Energy and Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Wisconsin Energy and Integrys with respect thereto, including the expected benefits of the proposed merger transaction. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses of Wisconsin Energy and Integrys will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; and the risk that financing for the proposed merger may not be available on favorable terms; and the risk that Integrys may not complete the sale of Integrys Energy Services. These forward-looking statements are based on numerous assumptions and assessments made by Wisconsin Energy and/or Integrys in light of their experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that each party believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this presentation could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this presentation are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this presentation. Neither Wisconsin Energy nor Integrys assumes any obligation to update the information contained in this presentation (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Wisconsin Energy can be found in Wisconsin Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K. A further list and description of risks and uncertainties at Integrys can be found in Integrys’ Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Additional Information And Where to Find It The proposed merger involving Wisconsin Energy and Integrys will be submitted to the respective shareholders of Wisconsin Energy and Integrys for their consideration. In connection with the proposed merger, Wisconsin Energy will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys to be filed with the Securities and Exchange Commission (the “SEC”), and each of Wisconsin Energy and Integrys will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed merger with the SEC. Wisconsin Energy and Integrys urge investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Wisconsin Energy Corporation Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at 200 East Randolph Street, Chicago, IL 60601. Participants in Solicitation This presentation is not a solicitation of a proxy from any investor or shareholder. Wisconsin Energy, Integrys and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective shareholders of Wisconsin Energy and Integrys in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Wisconsin Energy and Integrys in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Wisconsin Energy’s executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 21, 2014. You can find more information about Integrys' executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2014. You can obtain free copies of these documents from Wisconsin Energy and Integrys using the contact information above. Non-solicitation This presentation shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Overview Transaction Overview WEC plans to acquire Integrys at a transaction value of $9.1B Acquisition creates a leading electric and natural gas utility in the Midwest, serving more than four million customers across four states Combination will offer significant benefits to Integrys and WEC shareholders and customers Meets or exceeds WEC’s acquisition criteria

Overview Pro Forma Company Overview Combined Service Territory (1) Note: Integrys service territory pro forma for sale of UPPCO to Balfour Beatty Infrastructure Partners. Calculated as % ownership of total ATC transmission lines. WEC and TEG own 26.2% and 34.07% of ATC, respectively. Minnesota Wisconsin Illinois Michigan Integrys Gas Integrys Combo Service Company Statistics $15 billion market cap 1.5 million electric customers 2.8 million gas customers 60% ownership of ATC (2) 71,000 miles electric distribution 44,000 miles gas distribution $16.8 billion of rate base in 2015

Integrys Overview Integrys Energy Group Company Structure

Overview Current and Pro Forma Business Mix Current WEC(1) Pro Forma WEC(1) Electric Utility 78% Gas Utility 15% ATC 7% Electric Utility 65% Gas Utility 24% ATC 11% Regulated Business Mix (1) Based on 2013 regulated earnings

Overview Key Transaction Components Headquarters Corporate headquarters in metropolitan Milwaukee Continued operating headquarters in Green Bay, Chicago, and Milwaukee Leadership Chairman and CEO: Gale Klappa Other senior leadership roles in combined company to be filled by current WEC senior officers WEC board to add three members from TEG board Name Upon closing, new company name will be WEC Energy Group, Inc. Ticker remains WEC Ownership 72% current WEC shareholders, 28% current TEG shareholders

Financial Rationale Strategic Operational and Financial Fit Operational Strong geographic fit and complementary operations Majority ownership of ATC Financial Doubles the annual capital spending and increases regulated rate base by 70% EPS growth rate of 5-7%, more than 99% from regulated operations Still expect to be cash flow positive on an annual basis

Financial Rationale Dividend Policy Integrys shareholders neutral initially Current dividend policy for WEC shareholders until closing Projected 7-8 percent annual dividend increases from 2015-2017 WEC shareholders to receive dividend increase at time of close Expect to be accretive to both sets of shareholders in future years

Financial Rationale WEC Rate Base Investment – end of 2013 Retail Electric and Gas Utilities Wisconsin, Michigan, and FERC jurisdictions Growth driven by annual average capital spend of $700 million per year Power the Future 12.7% ROE fixed in lease agreements Wholesale Electric Transmission 12.2% ROE with true-up 26.2% of ATC’s rate base Average aggregate ATC annual investment of $330 million per year $10.0 Billion Note: Power the Future value is book value of investment. Jurisdictional Mix 87% 10% 3% WI FERC MI $6.6 $2.7 $0.7 Utilities PTF Transmission

Financial Rationale Ten-Year Capital Investment in WEC’s Retail Utilities (Projected Investment, In millions) Depreciation expected to average $425 million annually over the ten-year period $668 $668 $778 $588 $617 $607 $620 $590 $650 $670 $660 Renewable: $250 - $450M

Financial Rationale Pro Forma Rate Base Investment – end of 2015 Note: Power the Future value is book value of investment. $16.8 Billion Retail Electric and Gas Utilities Wisconsin, Illinois, Michigan, Minnesota, and FERC jurisdictions Growth driven by average annual capital spend of $1.4 billion per year Power the Future 12.7% ROE fixed in lease agreements Wholesale Electric Transmission 12.2% ROE with true-up 60% of ATC’s rate base Average annual aggregate ATC investment of $330 million per year Jurisdictional Mix 70% 14% 13% 4% WI FERC IL MI/MN $12.1 $2.8 $1.9 Utilities PTF Transmission

Financial Rationale Integrys Investment Opportunities Selected Projects by Company 2014 2015 2016 2017 2018 Regulated Electric Columbia environmental upgrade Weston 3 environmental upgrade System Modernization and Reliability Project Other generation and distribution investment Potential opportunities to add generation capacity Regulated Gas Chicago pipeline infrastructure Other gas distribution and transmission investment Notes: (1) Columbia environmental upgrade total investment $225 million from 2012 to 2014 (2) Average annual spending at WPS of $285 million, People’s Gas of $370 million, and the other gas utilities of $45 million (3) Does not include ATC investment Up to $3.5 billion investment from 2014 through 2018

Recent Developments Approval Timeline State regulatory filings completed first week of August Wisconsin, Illinois, Michigan, and Minnesota Federal filings by the end of August: FERC, Hart-Scott-Rodino, FCC WEC and TEG shareholder approvals later this year Expect transaction to close second half of 2015

Recent Developments Integrys Energy Services (IES) Sale IES Overview Provides retail gas and electric marketing across 22 states in the northeastern U.S. and Washington, D.C. Sales of $2 billion in 2013 On July 30th, Exelon’s Constellation business unit announced its intent to acquire IES Transaction to close end of 2014 or early 2015 Value of $60 million for the retail operations plus net working capital ($183 million as of May 31, 2014) IES’ solar power generation business not part of sale

Key Takeaways of Transaction Combination creates the leading electric and natural gas utility in the Midwest and a top ten gas distribution company EPS growth of 5-7% coupled with strong dividend growth Ownership of the ATC positions us for additional transmission investment Positioned to deliver among the best risk-adjusted returns in the industry Positive free cash flow

APPENDIX

Appendix Summary of Financial Terms Wisconsin Energy to purchase Integrys for $71.47 per share (based on 6/20 close) 17.3% premium to Integrys’ spot price 22.8% premium to Integrys’ volume-weighted average share price over the past 30 trading days Overall Integrys transaction value: $9.1 billion $5.8 billion for Integrys shares $3.3 billion of assumed Integrys debt 74% equity, 26% cash Fixed exchange ratio of 1.128 WEC shares per TEG share $18.58 per share cash consideration Funded by issuing $1.5 billion of acquisition debt

Chicago Green Bay Milwaukee Appendix Combined Company Operating Company View Wisconsin Energy Corp. Minnesota Energy Resources Corporation North Shore Gas Company The Peoples Gas Light and Coke Company Wisconsin Public Service Corporation Minnesota Michigan Illinois Wisconsin Note: assumes sale of Integrys’ UPPCO subsidiary

Standalone WEC TEG Pro Forma Regulated Jurisdictions WI, MI WI, IL, MI, MN WI, IL, MI, MN Electric Customers (000s) 1,128 445 1,573 Gas Customers (000s) 1,080 1,698 2,778 Total Customers (000s) 2,208 2,143 4,351 Electric Transmission (miles) 2,484 3,230 5,714 Electric Distribution (miles) 45,597 25,100 70,697 Gas Transmission (miles) 0 1,000 1,000 Gas Distribution (miles) 20,967 22,300 43,267 2013 Electric Rate Base ($mm) 2,116 10,109 2013 Gas Rate Base ($mm) 2,478 3,809 Appendix Creating a Premier Midwest Utility Note: Wisconsin Electric’s Electric Customers includes 445 downtown Milwaukee industrial steam customers. WEC 2013 Electric Rate Base excludes ATC and includes PTF. TEG and Pro Forma exclude discontinued operations and one-time items. 7,993 1,331 ATC Ownership (%) 26.20 34.07 60.27